Via EDGAR Submission

October 21, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 5 to Draft Registration Statement on Form S-4

Supplemental Response Submitted April 5, 2024

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 17, 2024, regarding the Company’s Amendment No. 5 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on April 5, 2024 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 6 to the Draft Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Correspondence filed April 5, 2024

General

1.

Based on your analysis, the Company does not appear to be eligible for the exclusions provided by Sections 3(c)(5)(A) and/or (B). Accordingly, please provide any alternative analysis for why the Company believes it does not meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act. Please describe in your response any legal and factual support for your analysis.

Response:

The Company respectfully refers to the discussions between Dechert LLP, on behalf of the Company, and the Staff of the Division of Investment Management (“IM Staff”) subsequent to the Staff’s issuance of the comment above. As discussed with the IM Staff, the Company continues to believe that DePalma Acquisition I LLC (“DePalma I”) is eligible to rely on the exclusion from the definition of “investment company” in Section 3(c)(5) of the Investment Company Act of 1940 (the “1940 Act”), as further explained in a submission to the IM Staff dated August 29, 2024.

Nevertheless, as further discussed with the IM Staff, the Company believes that it is not necessary to resolve whether DePalma I may rely on Section 3(c)(5). The Company anticipates that, prior to the registration statement becoming effective, it will not meet the definition of “investment company” in the 1940 Act regardless of whether DePalma I to relies on Section 3(c)(5). Since the Company initially filed its registration statement, the value of the Company’s investment in DePalma I has steadily decreased as a proportion of the Company’s total assets. To illustrate this trend, the Company notes that as of June 30, 2024, the value of the Company’s interests in DePalma I represented approximately 48% of the Company’s total assets, and as of September 30, 2024, the value of the Company’s interests in DePalma I represented approximately 43% of the Company’s total assets. The Company anticipates that this trend will continue, consistent with the historical operation of its business, and that prior to the registration statement becoming effective, DePalma I will represent less than 40% of the Company’s total assets on an unconsolidated basis. The Company does not otherwise hold assets that could be characterized as “investment securities,” as that term is defined in Section 3(a)(2) of the 1940 Act. As a result, even if DePalma I relies on Section 3(c)(1) or 3(c)(7) of the 1940 Act, instead of Section 3(c)(5), the Company anticipates that it will not meet the definition of “investment company” in the 1940 Act at the time the registration statement becomes effective.

2.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

Response:

The Company acknowledges the Staff’s comment.

3.

We note your response to prior comment 11. Please further revise MD&A to clarify the extent to which Septuagint’s delays have impacted your strategy as discussed on pages 189 and 191. In this regard, we note the statement on page 188 that, as of September 30, 2023, Septuagint utilized 199 Owned Medallions and managed a fleet of approximately 199 vehicles and 235 drivers. We also note Septuagint’s strategy to “grow into a profitable fleet” as well as your belief that “this growth will allow [you] to continue to increase cash flows from Owned Medallions while also developing a pipeline of taxi drivers for the future sale of medallions, which could include related seller financing.” Please revise to update the numbers regarding Septuagint’s working fleet as of the most recent practicable date and revise MD&A to address such trends, including with respect to cash flow from Owned Medallions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 207 of the Amended Registration Statement.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

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